

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 8, 2010

Mr. James O. McKenna
Chief Financial Officer
Forward Industries, Inc.
1801 Green Rd., Suite E
Pompano Beach, FL 33064

**RE: Form 10-K for the year ended September 30, 2009
Form 10-Q for the period ended December 31, 2009
File No. 0-6669**

Dear Mr. McKenna:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2009

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 1 – Business, page 4

Credit Risk, page 7

2. Since your accounts receivable credit risk lies with your OEM customers'
   contract manufacturers, please expand your discussion of credit risk to address the
   payment history of both your OEM customers and their contract manufacturers.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 15

Liquidity and Capital Resources, page 20

3. We note that you maintain a credit facility and have agreed to certain financial
   covenants in connection with the facility. As such, please disclose here and in
   your financial statement footnotes the specific terms of any material debt
   covenants in your debt agreements. In addition, please revise to indicate your
   debt covenant compliance status as of the most recent period-end. See Sections
   I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Item 15 – Exhibits and Financial Statement Schedules, page 25

Consolidated Statements of Cash Flows, page 31

4. Please present the effect of exchange rate changes on cash balances held in
   foreign currencies as a separate part of the reconciliation of the change in cash
   and cash equivalents during the period. See FASB ASC 830-230-45-1.

Note 2 – Accounting Policies, page 32

5. Please disclose the types of expenses that you include in the cost of goods sold
   line item as well as the types of expenses that you include in the selling and
   general and administrative expenses line items. Please also disclose whether you
   include inbound freight charges, purchasing and receiving costs, inspection costs,
   warehousing costs, internal transfer costs, and the other costs of your distribution
   network in the cost of goods sold line item. With the exception of warehousing
   costs, if you currently exclude a portion of these costs from cost of goods sold,
   please disclose:
   - in a footnote the line items that these excluded costs are included in and the
     amounts included in each line item for each period presented, and
   - in MD&A that your gross profit may not be comparable to those of other
     entities, since some entities include all of the costs related to their distribution

network in cost of goods sold and others like you exclude a portion of them from gross profit.

6. Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of goods sold, please also revise your presentation to comply with SAB Topic 11:B, which would include revising the cost of goods sold title and removing the gross profit subtotal throughout the filing.

Note 8 – Income Taxes, page 39

7. It is not clear how you have met the disclosure requirements set forth in FASB ASC 740-10-50-15 and 740-10-50-19. Please advise or revise your disclosures in future filings accordingly.

Note 13 – Operating Segment Information, page 43

8. Please enhance your disclosure to separately disclose the amount of revenues from external customers and long-lived assets attributed to your country of domicile as well as any individual foreign countries, to the extent they are material, for each period presented. Refer to FASB ASC 280-10-50-41.

Exhibit 31 – Certifications

9. We note that you have made certain modifications to the certifications in exhibits 31.1 and 31.2 to the September 30, 2009 Form 10-K and December 31, 2009 Form 10-Q. Specifically, the certifying individuals included their titles in the introductory sentence of the certifications. In addition, the certifications include references to "Forward" instead of "registrant." Please remove the certifying individuals' titles from the introductory sentence of the certifications and revise your certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2009

General

10. Please address the above comments in your interim filings as well, as applicable.

Controls and Procedures, page 24

11. Please revise your disclosures in future filings to clarify the period you are referring to. For example, the use of "as of the end of the 2010 Quarter" does not clearly indicate that you are referring to the period ended December 31, 2009.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

                      Sincerely,

                      Rufus Decker
                      Accounting Branch Chief